Mail Stop 4561
									January 10, 2006

Mr. Don Sproat
President, CEO, and CFO
Telzuit Medical Technologies, Inc.
5422 Carrier Drive
Suite 306
Orlando, FL 32819

      Re:	Taylor Madison Corp.
		Form 10-KSB for the year ended June 30, 2004
		Filed October 19, 2004
      File No. 001-15034

Dear Mr. Sproat:

      We have reviewed your response letter dated December 8, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











General

1. We note your responses to our comments and await your filing of Form 10-K for the year ended June 30, 2004 which incorporates the proposed revisions in your response letters dated July 7, 2005 and December 8, 2005.

Note 2 - Significant Accounting Policies
Revenue Recognition, page 19

2. We note that you entered into the Victory agreement effective
May
20, 2003 and that the agreement was terminated June 30, 2004. We also note in your response to comment four that the $200,000 advance from Victory represented a non-refundable advance against anticipated sales in the first year of the Victory agreement. In this regard, please tell us why the $200,000 was recognized ratably over the calendar year ended December 31, 2003 which includes periods before the Victory agreement was effective.

3. In your response to comment five, you note that $50,000 of the $150,000 of licensing fees recognized in the year ended June 30, 2004 were not related to Victory.  This contradicts your disclosure in
Note 1, page 17, in which you state that the company earned
$150,000
during the year ended June 30, 2004 in connection with the Victory agreement. Please revise your footnote as necessary. In addition, please provide us with more details of how the additional $50,000 was earned. Specifically, tell us how you determined that persuasive evidence of an arrangement existed and that delivery had occurred or services had been rendered pertaining to this revenue. You should also disclose the nature and material terms of this contract in the notes to the consolidated financial statements, as it is not apparent to what agreement this revenue relates. Based upon your current disclosure, it does not appear that your company was party to any other effective sub-licensing agreements during this time.

4. We note your response to comment six. Please provide us with more details of how the additional $25,867 was earned from DuPont Authentication Systems and disclose your arrangement in the notes to the consolidated financial statements. Specifically, please tell us how you determined that persuasive evidence of an arrangement existed and that delivery had occurred or services had been rendered pertaining to this revenue. Based upon your current disclosure, it does not appear that your company was party to any other effective royalty agreements during this time.



Note 4 - Related Party Transactions, page 21

5. We note your response to comment seven. Please revise your disclosure in order to clarify that the 2,500,000 shares of preferred stock or $500,000 cash is not related to the Cara Mia licensing agreement, but rather to the purchase option only. Please also disclose specifically that the option was not exercised by your company.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



      Kristi Beshears			Staff Accountant



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Mr. Don Sproat
Taylor Madison Corp.
January 10, 2006
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